Exhibit 99.1

Sun Life Financial announces intention to redeem Series C Senior Unsecured 5.00% Fixed/Floating Debentures due in 2031

TORONTO, May 19 /CNW/ - Sun Life Financial Inc. (TSX/NYSE: SLF) today announced that it will redeem all of the outstanding $300 million principal amount of Series C Senior Unsecured 5.00% Fixed Floating/Debentures due in 2031, (the "Debentures") in accordance with the redemption terms attached to the Debentures.

All of the issued and outstanding Debentures will be redeemed on July 11, 2011 (the "Redemption Date") at a redemption price equal to the principal amount of the Debentures together with accrued and unpaid interest to the Redemption Date. Interest on the Debentures shall cease to accrue from and after the Redemption Date.

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of March 31, 2011, the Sun Life Financial group of companies had total assets under management of $469 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

%CIK: 0001097362

For further information:

Media Relations Contact: Frank Switzer Vice-President Corporate Communications Tel: 416-979-4086 frank.switzer@sunlife.com	Investor Relations Contact: Phil Malek Vice-President Investor Relations Tel: 416-979-4198 investor.relations@sunlife.com

CO: Sun Life Financial Inc.

CNW 14:16e 19-MAY-11